Exhibit 11.1

WILLIS LEASE FINANCE CORPORATION

AND SUBSIDIARIES

Computation of Earnings Per Share

(in thousands, except per share amounts)

	Year ended December 31,
	2005	2004	2003
Basic
Net income	$4,177	$5,483	$5,093

Shares:
Average common shares outstanding	9,075	8,925	8,840

Basic earnings per common share	$0.46	$0.61	$0.58

Assuming full dilution
Net income	$4,177	$5,483	$5,093

Shares:
Average common shares outstanding	9,075	8,925	8,840
Potentially dilutive common shares outstanding	440	351	48
Diluted average common shares outstanding	9,515	9,276	8,888

Diluted earnings per common share	$0.44	$0.59	$0.57

Supplemental information:

The difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Options/Stock Issuance Plan and additionally in 2002, warrants issued in conjunction with the initial public offering.